UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

375 Park Ave, Fl 1502

New York, NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 23, 2023, as approved and authorized by a majority of the shareholders of Bit Origin Ltd (the “Company”) at an annual meeting of shareholders held on May 18, 2023, the Board of Directors of the Company approved a reverse stock split of the Company’s outstanding ordinary shares at a ratio of one-for-thirty (1-for-30) (the “Reverse Stock Split”).

Upon the opening of the market on May 30, 2023, the Company’s ordinary shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post-Reverse Stock Split basis under the current symbol “BTOG”. The new CUSIP number following the Reverse Stock Split is G21621118.

The Reverse Stock Split is intended for the Company to regain compliance with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). Nasdaq previously provided the Company until June 12, 2023 to regain compliance. To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this period. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Requirement.

The reverse stock split will reduce the number of outstanding shares of the Company from approximately 100.9 million to approximately 3.3 million and will affect all outstanding ordinary shares. Every thirty (30) outstanding ordinary shares will be combined into and automatically become one post-Reverse Stock Split ordinary share. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split ordinary share to any shareholder who would have been entitled to receive a fractional share as a result of the process. The  par value of the ordinary shares will be increased in proportion to the ratio of the Reverse Stock Split to $0.30 per share and the number of authorized ordinary shares will be reduced in proportion to the ratio of the Reverse Stock Split to 10,000,000 ordinary shares.

After the Reverse Stock Split, all options, warrants and other convertible securities of the Company outstanding immediately prior to the Reverse Stock Split will be adjusted by dividing the number of ordinary shares into which the options, warrants and other convertible securities are exercisable or convertible by thirty (30) and multiplying the exercise or conversion price thereof by thirty (30), all in accordance with the terms of the plans, agreements or arrangements governing such options, warrants and other convertible securities and subject to rounding to the nearest whole share.

In connection with the Reverse Stock Split, the Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value. Atteched to this report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of such second amended and restated memorandum and articles of association.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated May 26, 2023 titled “Bit Origin Ltd Announces Effective Date of Reverse Stock Split”.

This Report and Exhibit 1.1 of this Report shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-268501) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association
99.1	Press Release - Bit Origin Ltd Announces Effective Date of Reverse Stock Split, dated May 26, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2023	Bit Origin Ltd

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board